

December 18, 2009

*By U.S. Mail and Facsimile to: (585) 396-1355*

Lawrence A. Heilbronner
Executive Vice President and Chief Financial Officer
Canandaigua National Corporation
72 South Main Street
Canandaigua, NY  14424

>   **Re:     Canandaigua National Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **File No. 000-18562**

Dear Mr. Heilbronner:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.      We note that your letters to shareholders dated February 4, 2009 and August 1, 2009 disclose material information about your results of operations and financial condition.  Please provide us with your analysis regarding any Form 8-K filing requirements associated with those letters.

Cover Page

2.      We note the disclaimer regarding the limited trading activity of your common stock.  It is not appropriate to include this type of language on the cover page.  Please confirm that the cover pages of future filings will not include this or similar language.

Item 1A.  Risk Factors, page 9

3.      Item 503(c) of Regulation S-K requires a discussion of the most significant risks applicable to you.  Please tell us if this section includes all of the significant risks applicable to you.  If so, revise the preamble in future filings to so indicate, rather than saying that "some" of the significant risks are discussed.  If not, provide us with a discussion of the significant risks that were not included and indicate that you will include this information in future filings.

4.      In the paragraph on "Asset Quality," you state that collateral appraisals may be out of date or not meet industry recognized standards and yet you have regular reviews of appraisals.  Please tell us how frequently you review your appraisals.  Please tell us when you would consider an appraisal to be "out of date" and if you had any appraisals out of date as of December 31, 2008 and September 30, 2009.  Additionally, please tell us if any of your collateral appraisals do not meet industry recognized standards as of such dates.

Item 5.  Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Performance Graph, page 11

5.      Please tell us why you did not include quotations reported on the OTC Bulletin Board when you prepared the performance graph.  Also address this comment with respect to the table on page 45 of your Annual Report to Shareholders that provides information about transactions in your common stock.

2008 Annual Report to Shareholders

Our Common Stock, page 25

6.      Please tell us whether any of the shares repurchased by you, or purchased by the bank for the award or the employee stock ownership plan, were purchased as part of a publicly announced plan or program.  If so, provide us with all of the information required by Item 703 of Regulation S-K and confirm that you will include this information in future filings.  If not, indicate that you will include a statement to that effect in future filings.

7.      Please provide us with more information about the auctions of your common stock conducted by the bank's trust department.  Along with any other relevant information, tell us the format of the auctions, how often they are conducted, the amount of securities typically sold, who participates as buyers and sellers and whether any commissions are paid to the bank or anyone else.

Item 10.  Directors, Executive Officers and Corporate Governance

Definitive Proxy Statement on Schedule 14A

Audit Committee Financial Expert, page 8

8.      Please provide a more robust explanation as to why you do not have an audit committee financial expert serving on your audit committee and confirm that you will include this information in future filings.

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

9.      It appears that certain agreements required to be filed by Item 601(b)(10)(iii)(A) of Regulation S-K have not been filed.  For example, we note the employee stock ownership plan and the termination agreement with Joseph L. Dugan have not been filed.  Please tell us how you determined that these documents did not need to be filed as material contracts or file the documents and any others that are required to be filed by Item 601(b)(10)(iii)(A) of Regulation S-K.

10.     Please tell us why you have not provided the disclosure required by Item 402(j) of Regulation S-K.

Peer Groups and Benchmarks, page 9

11.     It appears that you benchmark certain elements of compensation to your peers.
        Please identify the companies that make up the peer group and the basis for
        selecting the peer group.  In addition, please describe how the compensation
        committee used comparative compensation information in determining
        compensation or compensation ranges for each of the compensation components.
        Please also disclose whether the compensation committee deviated from peer
        group benchmarks in setting executive compensation, and if so, state the reasons
        for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and
        Regulation S-K Compliance and Disclosure Interpretation 118.05.

Annual Short-Term Incentive Pool Compensation (STIP), page 10

12.     Please provide us with a comprehensive revised description of the STIP program
        that clearly articulates the manner in which it functions.  Among other things,
        specifically disclose the following items that were not addressed in the proxy
        statement:

        ●  All of the performance targets utilized in determining the incentive bonus
           amounts for your named executive officers.  For example, while you have
           disclosed the budget return on average assets target, you have not disclosed
           the superior achievement target.  You have also not disclosed any individual
           performance objectives.

        ●   The size of the target pools and the percentage of base salary for each of the
           named executive officers.

        ●  The performance of each named executive officer relative to his scorecard and
           the amount paid under the program to him.

        Confirm that you will include a clear and comprehensive description of the
        program in future filings.

Summary Compensation Table, page 13

13.     Tell us if the amounts shown in the "Bonus" column are amounts paid under the
        STIP program.  If so, tell us why these amounts are not shown in a "Non-Equity
        Incentive Plan Compensation" column.  See Item 402(c)(vii) of Regulation S-K.

14.     In future filings, please include a footnote that refers the reader to the section of
        your financial statements, footnotes to the financial statements or management's
        discussion and analysis which discloses the assumptions used to determine the

value of your equity compensation awards.  Please refer to Instruction 1 to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Grant of Plan-Based Awards Table, page 14

15.     Please tell us why the awards made under the STIP program are not shown in this table.  See Item 402(d) of Regulation S-K.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Definitive Proxy Statement on Schedule 14A

Stock Ownership of Certain Beneficial Owners and Management, page 1

16.     We note that George W. Hamlin, IV and The Canandaigua National Bank and Trust Company each beneficially own in excess of 5% of your outstanding common stock.  Please provide us with your analysis regarding whether these shareholders are required to make filings pursuant to Schedule 13D or 13G.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Definitive Proxy Statement on Schedule 14A

Transactions With Certain Related Persons, page 5

17.     We note the disclosure that loans from the bank to directors and executive officers and their associates were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers of the bank.  Please confirm, and revise future filings to disclose, if accurate, that all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the lender.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

18.     The lease for your Brighton, NY banking office does not appear to have been filed.  Please tell us how you determined that this document did not need to be filed as a material contract or file this document.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures

19.   Please indicate in future filings that the Form 10-K has been signed by your principal accounting officer or controller.  See General Instruction D(2)(a) of Form 10-K.

Form 10-Q as of September 30, 2009

Management's Discussion and Analysis, page 17

Allowance for Loan Losses and Net Charge-offs, page 23

20.   On page 24 we note that the specific allowance related to impaired loans has increased from zero at December 31, 2008, to $3.4 million at September 30, 2009. Although the total allowance has increased over the same period from $11.7 million to $14.2 million, it appears that the general allowance component has decreased over the same time period.  Given the growth in your total loan portfolio from December 31, 2008 to September 30, 2009 and the current economic conditions, please tell us and revise future filings to explain the reason for this decrease and how the allowance is directionally consistent with the changes in asset quality and composition.  Also, please revise future filings to provide more robust disclosures on the specific changes in economic and other factors impacting the general reserve.

Non-Performing Assets and Impaired Loans, page 23

21.   We note the significant increase in non-performing loans from $9.6 million as of December 31, 2008 to $18.8 million as of September 30, 2009.  We also note your discussion on page 24 of the main contributor to this increase in non-performing loans.  Given the significant impact the commercial and industrial ("C&I") non-performing loans have had on your loan quality, please provide us the following information as of September 30, 2009 and provide more robust disclosure in future filings with more granularity as to the loans and how the related allowance was determined including:

   • The number and dollar amount of C&I loans included in non-performing loans;

   • The specific nature of the C&I loans that are past due and the reason for the delinquency;

- The dates the C&I loans were originated and the number of days they are delinquent; and

- Any other pertinent information deemed necessary to understand your review of the loans and related accounting for the loan as of September 30, 2009 and through the date of your response.

Form 8-K filed December 22, 2008

22.   This Form 8-K reports the entry into a material definitive agreement.  Please tell us why the agreement has not been filed.  Address this comment with respect to the agreement to acquire Genesee Valley Trust Company as well.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel